Page 1 of 12

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. _____)

                        CRESTLINE CAPITAL CORPORATION
-----------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, $.01 par value per share
-----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 226153 10 4
                            --------------------
                               (CUSIP Number)

                               August 26, 1999
-----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 2 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           934,100

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           934,100
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     934,100
_____________________________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                         [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5% (based on 20,681,725 shares outstanding at 7/23/99)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________



                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 3 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Capital II, L.P.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           115,400

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           115,400
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,400
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.6% (based on 20,681,725 shares outstanding at 7/23/99)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     PN
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 4 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Performance Offshore, Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           73,100

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           73,100
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     73,100
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.4% (based on 20,681,725 shares outstanding at 7/23/99)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     CO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 5 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Brett Fialkoff, IRA
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                 (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           100

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           100
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.1% (based on 20,681,725 shares outstanding at 7/23/99)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (Se Instructions)

     OO
_____________________________________________________________________________

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 6 of 12
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Jordan Warner
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]

     (See Instructions)                                          (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________
               5    SOLE VOTING POWER

NUMBER OF           7,000

SHARES
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           7,000
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,000
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     (See Instructions)                                                  [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.1% (based on 20,681,725 shares outstanding at 7/23/99)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON (See Instructions)

     IN
_____________________________________________________________________________


                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 7 of 12

Item 1.   Name of Issuer and Address

          (a) The name of the issuer is Crestline Capital Corporation, a Maryland corporation ("CCC").

          (b) The principal executive offices of CCC are located at 6600 Rockledge Drive, Bethesda, Maryland 20817.

Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)

          This statement on Schedule 13G ("Statement") is filed by Performance Capital, L.P., a New York limited partnership ("PCI"), Performance Capital II, L.P., a New York limited partnership ("PCII"), Performance Offshore, Ltd, a Cayman Islands corporation ("POL"), Brett Fialkoff, IRA, an individual retirement account for the benefit of Brett Fialkoff ("BF") and Jordan Warner ("JW"; which together with PCI, PCII, POL and BF shall be referred to collectively as the "Group"; each member of the Group being hereinafter referred to individually as a "Member" and collectively as "Members"). Performance Capital, LLC, a New York limited liability company ("PCLLC"), is the sole general partner of PCI and Brian Warner is a member of and the sole manager of PCLLC. BF is the other member of PCLLC. Performance Management, LLC, a New York limited liability company ("PMLLC"), is the sole general partner of PCII and Brian Warner is a member of and the sole manager of PMLLC. BF is the other member of PMLLC. Performance Management Holding Corp., a Delaware corporation ("PMHC"), is the sole investment manager of POL and Brian Warner is the President, sole director and a shareholder of PMHC. BF is also a shareholder of PMHC.
Jordan Warner is a retired individual who resides at 137 Golf View Drive, Jericho, New York 11753. The address of principal business office of PCI, PCII, PCLLC, PMLLC, PMHC, Brian Warner and BF is 767 Third Avenue, 16th Floor, New York, NY 10017. The address of principal business office of POL is Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, B.W.I.

Item 2(d), (e)

This Statement relates to the Common Stock, $.01 per value per share (the "CCC Common Stock") of CCC. The CUSIP number for the CCC Common Stock is 226153 10 4.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

          Not Applicable


                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 8 of 12

Item 4.   Ownership

Item 4(a), (b)

          PCI owns 934,100 shares of CCC Common Stock, representing 4.5% of CCC's issued and outstanding shares (based on 20,681,725 shares outstanding at July 23, 1999). PCII owns 115,400 shares of CCC Common Stock, representing 0.6% of CCC's issued and outstanding shares (based on 20,681,725 shares outstanding at July 23, 1999). POL owns 73,100 shares of CCC Commons Stock, representing 0.4% of CCC's issued and outstanding shares (based on 20,681,725 shares outstanding at July 23, 1999). BF owns 100 shares of CCC Common Stock, representing 0.1% of CCC's issued and outstanding shares (based on 20,681,725 shares outstanding at July 23, 1999). JW owns 7,000 shares of CCC Common Stock, representing 0.1% of CCC's issued and outstanding shares (based on 20,681,725 shares outstanding at July 23, 1999).

Item 4(c)

          Each Member is the sole beneficial owner of the securities identified in subsection (a) above. PCLLC, as the sole general partner of PCI, has sole voting and dispositive power over the CCC Common Stock owned by PCI. PMLLC, as the sole general partner of PCII, has sole voting and dispositive power over the shares of CCC Common Stock owned by PCII. PMHC, as the sole investment manager of POL, has sole voting and dispositive power over the CCC Common Stock owned by POL. BF has the sole voting and dispositive power over the CCC Common Stock owned by BF. Brian Warner has the sole voting and dispositive power over the CCC Common Stock owned by JW.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group


                                SCHEDULE 13G

CUSIP No.  226153 10 4                                           Page 9 of 12

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                SCHEDULE 13G

CUSIP No.  226153 10 4                                          Page 10 of 12

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 1999

                                   PERFORMANCE CAPITAL, L.P.
                                   By:  Performance Capital, LLC, General
                                        Partner

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE CAPITAL II, L.P.
                                   By:  Performance Management, LLC General
                                        Partner

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE OFFSHORE, LTD.
                                   By:  Performance Management Holding Corp.,
                                        Investment Manager

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, President


                                   BRETT FIALKOFF, IRA

                                   By:  /s/ BRETT FIALKOFF
                                   -----------------------------------------
                                        Brett Fialkoff


                                   JORDAN WARNER

                                   By:  /s/ JORDAN WARNER
                                   -----------------------------------------
                                        Jordan Warner

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                          Page 11 of 12

                           JOINT FILING AGREEMENT


     JOINT FILING AGREEMENT made as of this 3rd day of September, 1999, by and among PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., PERFORMANCE OFFSHORE, LTD., BRETT FIALKOFF, IRA and JORDAN WARNER.

                            W I T N E S S E T H :

     WHEREAS, PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., PERFORMANCE OFFSHORE, LTD., BRETT FIALKOFF, IRA and JORDAN WARNER collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value, of CRESTLINE CAPITAL CORPORATION ("CCC Common Stock"), a Maryland corporation; and

     WHEREAS, the parties desire to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

     NOW, THEREFORE, the parties agree as follows:

     1. PERFORMANCE CAPITAL, L.P., PERFORMANCE CAPITAL II, L.P., PERFORMANCE OFFSHORE, LTD., BRETT FIALKOFF, IRA and JORDAN WARNER hereby agree to jointly file a Schedule 13G with the SEC regarding the beneficial ownership of PI Common Stock and to file any and all amendments and supplements thereto.

     2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

                                SCHEDULE 13G

CUSIP No.  226153 10 4                                          Page 12 of 12


     IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                                   PERFORMANCE CAPITAL, L.P.
                                   By:  Performance Capital, LLC, General
                                        Partner

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE CAPITAL II, L.P.
                                   By:  Performance Management, LLC General
                                        Partner

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, Manager


                                   PERFORMANCE OFFSHORE CORP.
                                   By:  Performance Management Holding Corp.,
                                        Investment Manager

                                   By:  /s/ BRIAN WARNER
                                   -----------------------------------------
                                        Brian Warner, President


                                   BRETT FIALKOFF, IRA

                                   By:  /s/ BRETT FIALKOFF
                                   -----------------------------------------
                                        Brett Fialkoff


                                   JORDAN WARNER

                                   By:  /s/ JORDAN WARNER
                                   -----------------------------------------
                                        Jordan Warner